                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO
                               (AMENDMENT NO. __)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) or 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 23)

                Consolidated Capital Institutional Properties/3

                       AIMCO Properties, L.P. -- Offeror
                       ---------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                           Limited Partnership Units
                           -------------------------
                          (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                Patrick J. Foye
                  Apartment Investment And Management Company
                           Colorado Center, Tower Two
                  2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                         Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                  Amount of filing fee
----------------------                  --------------------
$21,685,246.80                          $4,337.05


* For purposes of calculating the fee only. This amount assumes the purchase of 204,577.8 units of limited partnership interest of the subject partnership for $106 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $0.00                      Filing Party: AIMCO Properties, L.P.
                          ----------------------                   ----------------------

Form or Registration No.: Schedule T-0               Date Filed: July 24, 2000
                          ----------------------                 ------------------------

                                       ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.   NONE

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  WC, BK

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  58,800.6 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  58,800.6 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  58,800.6 Units

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 15.89%

14. TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  58,800.6 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  58,800.6 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  58,800.6 Units

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 15.89%

14. TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  178,455 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  178,455 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  178,455 Units

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 47.12%

14. TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  INSIGNIA PROPERTIES, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  119,654.4 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  119,654.4 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  119,654.4 Units

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 31.23%

14. TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO/IPT, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  119,654.4 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  119,654.4 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  119,654.4 Units

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 31.23%

14. TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  COOPER RIVER PROPERTIES, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  28,039.3 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  28,039.3 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,039.3 Units

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 7.32%

14. TYPE OF REPORTING PERSON

                  OO

CUSIP No.   NONE

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  MADISON RIVER PROPERTIES, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  46,747.4 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  46,747.4 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  46,747.4 Units

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 12.20%

14. TYPE OF REPORTING PERSON

                  OO

             TENDER OFFER STATEMENT/AMENDMENT NO. 23 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/3 (the "Partnership"); and (b) Amendment No. 23 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 19, 1994, by Madison River Properties, L.L.C. ("Madison River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia"), and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on October 4, 1996, by Insignia, Liquidity Assistance, L.L.C. ("Liquidity"), Market Ventures, L.L.C. ("Market Ventures"), and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on April 28, 1997, by Insignia, IPLP, and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on December 31, 1997, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on January 30, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on February 9, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on February 13, 1998, by Madison River, IPLP, IPT, and Insignia, and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on March 2, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on March 24, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on July 30, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia, and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on August 18, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xi) Amendment No. 11, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xii) Amendment No. 12, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xiii) Amendment No. 13, filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xiv) Amendment No. 14, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas,
(xv) Amendment No. 15, filed with the Commission on October 26, 1998, by Madison River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (xvi) Amendment No. 16, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Madison River, AIMCO OP, AIMCO-GP, and AIMCO, (xvii) Amendment No. 17, filed with the Commission on May 27, 1999, by Cooper River, Madison River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xviii) Amendment No. 18, filed with the Commission on July 1, 1999, by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xix) Amendment No. 19, filed with the Commission on August 6, 1999, by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xx) Amendment No. 20, filed with the Commission on November 17, 1999 by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xxi) Amendment No. 21, dated December 16, 1999, by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO and (xxii) Amendment No. 22, dated January 10, 2000, filed by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO are herein referred to as "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

         The information in the "Offer to Purchase" of AIMCO Properties, L.P., dated July 24, 2000 (the "Offer"), Exhibit (a)(1) hereto, is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 3.  Identity and Background of Filing Person.

         This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 23 to the Schedule 13D, by AIMCO Properties, L.P., a Delaware limited partnership, Cooper River Properties, L.L.C., a Delaware limited liability company, Madison River Properties, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investments and Management Company, a Maryland corporation (collectively, the "Reporting Persons"). The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices and telephone number of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222; (303) 757-8101.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         Except as described in the Offer, none of the events set forth in Item 1005(b) of Regulation S-K has occurred.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         Except as set forth in the Offer, none of the events set forth in Item 1006 (c) of Regulations S-K is planned, proposed or being negotiated.

Item 7.  Source and Amount of Funds or Other Consideration.

         Except as set forth in the Offer, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

Item 8.  Interest in Securities of the Subject Company.

         Cooper River directly owns 28,039.3 Units, Madison River directly owns 46,747.4 Units, IPLP directly owns 44,867.7 Units, and AIMCO OP directly owns 58,800.6 Units (for an aggregate of 178,455 Units), representing approximately 7.32%, 12.20%, 11.71%, and 15.89%, respectively, or a total of approximately 47.12% of the outstanding Units based on the 383,032.80 Units outstanding at June 30, 2000.

         IPLP, AIMCO/IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River and Madison River by reason of each of their relationship with Cooper River and Madison River. AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. Each of Cooper River and Madison River is a wholly-owned subsidiary of IPLP, and AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly-owned subsidiary of AIMCO.

         AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly-owned subsidiary of AIMCO.

         Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 28,039.3 Units directly owned by it;
(ii) Madison River is reporting that it shares the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 46,747.4 Units directly owned by it; (iii) IPLP is reporting that it shares the power to vote or direct the vote, and the power to dispose and direct the disposition of, the 44,867.7 Units owned by it, the 28,039.3 Units directly owned by Cooper River and the 46,747.4 Units directly owned by Madison River; (iv) AIMCO/IPT is reporting that it shares the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 28,039.3 Units directly owned by Cooper River, the 46,747.4 Units directly owned by Madison River and the 44,867.7 Units directly owned by IPLP; (v) AIMCO OP is reporting that it shares the power to vote or direct the power to vote, and the power to dispose or direct the disposition of, the 58,800.6 Units directly owned by it; (vi) AIMCO-GP is reporting that it shares the power to vote, or the power to dispose or direct the disposition of, the 58,800.6 Units owned by AIMCO OP; and (vii) AIMCO is reporting that it shares the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 28,039.3 Units directly owned by Cooper River, the 46,747.4 Units directly owned by Madison River, the 44,867.7 Units directly owned by IPLP, and the 58,800.6 Units directly owned by AIMCO OP.

Item 10. Financial Statements.

         The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1999, which are listed on the Index to Financial Statements on page F-1 of such Report, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

Item 12.  Exhibits.

               (a)(1)         Offer to Purchase, dated July 24, 2000.

               (a)(2)         Letter of Transmittal and related Instructions.
                              (Annex II to Exhibit (a)(1))

               (a)(3) Letter, dated July 24, 2000, from AIMCO OP to the limited partners of the Partnership.

               (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

               (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

               (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is incorporated herein by this reference.)

               (d)            Not applicable.

               (g)            Not applicable.

               (h)            Not applicable.

               (z)(1) Agreement of Joint Filing, dated November 15, 1999 among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Cooper River, and Madison River. (Previously filed.)

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2000

                                   AIMCO PROPERTIES, L.P.

                                   By: AIMCO-GP, INC.
                                            (General Partner)

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   COOPER RIVER PROPERTIES, L.L.C.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   AIMCO/IPT, INC.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   INSIGNIA PROPERTIES, L.P.

                                   By: AIMCO/IPT, INC.
                                       (General Partner)

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   MADISON RIVER PROPERTIES, L.L.C.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   AIMCO-GP, INC.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   APARTMENT INVESTMENT
                                   AND MANAGEMENT COMPANY

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                INDEX TO EXHIBITS


             EXHIBIT NO.                        DESCRIPTION
             -----------                        -----------
               (a)(1)         Offer to Purchase, dated July 24, 2000.

               (a)(2)         Letter of Transmittal and related Instructions.
                              (Annex II to Exhibit (a)(1))

               (a)(3) Letter, dated July 24, 2000, from AIMCO OP to the limited partners of the Partnership

               (b)(1)         Credit Agreement (Secured Revolving Credit
                              Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank
                              Boston, N.A., and First Union National Bank.
                              (Exhibit 10.1 to AIMCO's Current Report on Form
                              8-K, dated August 16, 1999, is incorporated herein by this reference.)

               (b)(2)         Amended and Restated Credit Agreement, dated as of
                              March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union
                              National Bank. (Exhibit 10.20 to AIMCO Properties,
                              L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

               (b)(3)         First Amendment to $345,000,000 Amended and
                              Restated Credit Agreement, dated as of April 14,
                              2000, among AIMCO Properties, L.P., Bank of
                              America, as Administrative Agent, and U.S. Bank
                              National Association, as Lender. (Exhibit 10.4 to
                              AIMCO's Quarterly Report on Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)

               (d)            Not applicable.

               (g)            Not applicable.

               (h)            Not applicable.

               (z)(1)         Agreement of Joint Filing, dated November 15,
                              1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT,
                              IPLP, Cooper River, Broad River, and Madison
                              River. (Previously filed.)


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